Contact

www.linkedin.com/in/jonathanphansen (LinkedIn)

Top Skills

Army
Military
Command

Jonathan Hansen

Partner at Aegis Acquisitions, LLC
Granite Bay, California, United States

Summary

Operations and financial advisory professional with 15 years of experience. Leader in mergers & acquisitions advisory, deal management, and closing majority, minority, and management buyouts on both the buy and sell-side for companies and business owners in the lower-middle and middle market.

Experience

Aegis Acquisitions, LLC

Partner
January 2020 - Present (5 years 5 months)
Bakersfield, California, United States

Aegis Acquisitions offers CONFIDENTIAL merger and acquisition pre-divestiture advisory and transactional advisory services for small to medium sized businesses. For the last twenty-five years, the principals of AEGIS have provided these advisory services to hundreds of businesses from the “mom & pop” business with annual revenue of less than $500,000 to large closely held corporations with annual revenues in excess of $100 million.

DealMaker Playbook, Inc.

CFO
October 2019 - Present (5 years 8 months)

THE GENESIS: The need for DealMaker360 came from problems with other transactional participants lack of experience. Most Business Advisors and small business owners have little or no experience in conducting a sell/buy transaction of a business. They use an anecdotal process or the ''flashlight in dark'' method - neither are effective, ergo the nationwide closing ratio of 25%. DealMaker360 was created to level the playing field and close more deals in less time.

THE PROBLEM: Approximately 75% of these ''deals'' fail. U.S. business owners spend in excess $35B every year on professionals and other services

to help them transition their businesses, most unsuccessfully. Selling or buying a business is very complex process and difficult to manage properly.

THE OPPORTUNITY: There is a "tidal wave" of small businesses that will be for sale over the next decade. Annually, over a million U.S. business owners attempt to sell with an even greater number of buyers trying to buy.

THE SOLUTION: DealMaker360 is a SaaS based software with a proprietary step-by-step process that's both interactive and intuitive. It provides a simple yet disciplined "process" as well as the tools needed to dramatically increase the chances for success. The software speeds up the process and diminishes the many potential deal-killers that inevitably occur between sellers and buyers.

The Office of Martin J. Hansen
Mergers and Acquisitions Specialist
January 2019 - December 2019 (1 year)

5-73 CAV 3BCT 82nd Airborne Division & Joint Multinational Readiness Center
Squadron Intelligence Officer & Task Force Intelligence Observer, Coach, Trainer
April 2015 - December 2018 (3 years 9 months)

Supervisor for multi-echelon, collaborative intelligence collection, analysis, and systems management team consisting of 30 officers, soldiers, civilians, and contractors within garrison and combat environments. Led the synchronization and execution of intelligence reporting, analysis, and production within a Brigade Combat Team preparing for assumption of the Global Response Force for the United States Army. Managed the creation of procurement requests, integration, and testing for a $50MM aerial surveillance equipment package that supported numerous world-wide missions. Collaborated with senior US and NATO conventional and special operations forces officers and soldiers to establish training requirements, resource allocations, and exercise integration between conventional and special operations forces while in training and multinational excercises.

Military Intelligence Captain's Career Course
Intelligence Officer Advanced Course
August 2014 - March 2015 (8 months)

2-11th ACR

Infantry Platoon Leader & Executive Officer

February 2012 - July 2014 (2 years 6 months)

Fort Irwin, California

Developed, implemented, and supervised maintenance plans, property accountability systems, and logistical support for training and command post operations of a 130-soldier company with equipment valued in excess of $23M. Supervised the overhaul of logistical support processes and systems, systematic recovery, and redistribution of $580K of excess equipment in support of combat training rotations and complex Light Cavalry Gunnery. Supported eight training rotations for over 40,000 soldiers within Army Brigade Combat Teams at the National Training Center prior to worldwide operational deployments by developing enhanced tactical reconnaissance packages equipped with cutting-edge surveillance equipment to test and confirm the unit's mission readiness.

Education

The Johns Hopkins University - Carey Business School

Master of Business Administration (M.B.A.) · (2017 - 2021)

University of North Carolina at Chapel Hill

Master of Accounting (MAC) · (September 2023 - August 2025)

California State University, Fresno

Philosophy, Military Ethics · (2007 - 2011)